[Muldoon Murphy & Aguggia Letterhead]

September 22, 2005

VIA FEDERAL EXPRESS

Mr. Christian Windsor

Special Counsel

Financial Services Group

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Equitable Financial Corp.
Form SB-2
File No. 333-126617

Dear Mr. Windsor:

On behalf of Equitable Financial Corp. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 3 to the Registration Statement on Form SB-2 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 2 to the Registration Statement on Form SB-2 filed on September 16, 2005. The Amended Registration Statement is filed solely to file the most current Appraisal Report of Keller & Company, Inc. included as Exhibit 99.1.

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Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone the undersigned or Aaron M. Kaslow at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Sean P. Kehoe

Sean P. Kehoe

Enclosure

cc:	Michael Clampitt, Securities and Exchange Commission
Richard L. Harbaugh, Equitable Financial Corp.
Paul M. Aguggia, Esq. (w/o enclosure)
Aaron M. Kaslow, Esq. (w/o enclosure)